Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-3809

WRITER’S DIRECT LINE

(212) 838-8269

February 7, 2017

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Office of Real Estate and Commodities

Mail Stop 3233

Re:	Sachem Capital Corp. (the “Registrant”) Registration Statement on Form S-11 Filed October 28, 2016 File No. 333-214323 (the “Registration Statement”)

Dear Ms. Gowetski:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated February 3, 2017. Based on your comment set forth in such letter and a telephone conference with Shannon Sobotka today, the Registrant has deleted all references in the prospectus relating to its quantification of the estimated dividend for 2017. Amendment No. 4 also includes the additional information referenced in Comment No. 3 in your letter, dated January 27, 2017. The Registrant is concurrently filing Amendment No. 4 to the Registration Statement and refiling the Free Writing Prospectus, dated January 25, 2017, to reflect these changes. The preliminary prospectus included in Amendment No. 4 and the Free Writing Prospectus, dated February 8, 2017, replace the preliminary prospectus and the Free Writing Prospectus, each dated January 25, 2017.

We have been advised by the representative of the underwriters that it plans to price the offering the evening of Thursday, February 9, 2017. We would be very appreciative if you can complete your review in order to accommodate this schedule.

Sincerely, /s/ Joel J. Goldschmidt Joel J. Goldschmidt